Filed Pursuant to Rule 433
Registration Statement No 333-158240
August 23, 2010

Pricing Term Sheet
Dated as of August 23, 2010
Norfolk Southern Corporation

(Total Issue Size $550,000,000)
 $250,000,000 Reopening 6.00% Senior Notes due 2105

The following information supplements the Preliminary Prospectus Supplement dated August 23, 2010 (the "Preliminary Prospectus Supplement"), and is filed pursuant to Rule 433, under Registration No. 333-158240.

Issuer:	Norfolk Southern Corporation
Principal Amount Offered Hereby:	$250,000,000
Aggregate Principal Amount to be Outstanding:	$550,000,000
Expected Ratings (Moody’s/S&P)*:	Baa1(stable) / BBB+(stable)
Format:	SEC Registered
Denominations:	$1,000 x $1,000
Trade Date:	August 23, 2010
Settlement Date:	August 26, 2010 (T+3)
Maturity Date:	March 15, 2105
Benchmark Treasury:	4.375% UST due May 15, 2040
Benchmark Treasury Price and Yield:	112-30 / 3.657%
Spread to Benchmark Treasury:	T+ 229.3 basis points
Yield to Maturity:	5.95%
Coupon:	6.00%
Public Offering Price:	100.833%, plus accrued interest from March 15, 2010, the last date on which interest was paid on the Issuer's currently outstanding 6% Senior Notes due 2105.

* Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2010.
Make Whole Call:	Any time at the greater of 100% or the make-whole amount at a discount rate equal to the applicable Treasury Yield (as defined in the Preliminary Prospectus Supplement) plus 20 basis points.
CUSIP#/ISIN#:	655844AV0 / US655844AV04
Sole Book-Running Manager:	Goldman, Sachs & Co.
Co-Manager:	Barclays Capital Inc.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the representative of the underwriters can arrange to send you the prospectus and related preliminary prospectus supplement if you request it by calling Goldman, Sachs & Co. at 1- 866-471-2526. This information does not purport to be a complete description of these securities or the offering.  Please refer to the preliminary prospectus supplement for a complete description of the securities. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.